SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

DHT Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

Y2065G121
(CUSIP Number)

Nick Fell
BW Group Limited
Mapletree Business City, #18-01
10 Pasir Panjang Road Singapore 117438
Telephone: +65 (0) 6434 5818
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 21, 2019 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y2065G121	SCHEDULE 13D	Page 2 of 4 Pages

1	NAMES OF REPORTING PERSONS
BW Group Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
51,572,416

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
51,572,416

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
51,572,416

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
36.1% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) This percentage is based on a total of 142,700,046 shares of Common Stock outstanding as of December 31, 2018, as reported in Exhibit 99.1 to Form 6-K filed by the Issuer on February 8, 2019.

CUSIP No. Y2065G121	SCHEDULE 13D	Page 3 of 4 Pages

Item 1.	SECURITY AND ISSUER

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) is being filed by the undersigned, pursuant to §240.13d-2(a) under the Act, with respect to the Common Stock, par value $0.01 per share (“Common Stock”), of DHT Holdings, Inc., a company incorporated in the Republic of the Marshall Islands (the “Issuer”), whose principal executive offices are located at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda.  This Amendment No. 2 amends and supplements the statement on the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on April 3, 2017, as amended by Amendment No. 1 filed with the SEC on May 14, 2018 (collectively with this Amendment No. 2, the “Schedule 13D”).  Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D.  Capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the meanings set forth in the Schedule 13D.

Item 2.	IDENTITY AND BACKGROUND

Item 2 of the Schedule 13D, including Schedule A, is hereby amended as follows:

The registered address of BWG has changed from Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda to Washington Mall Phase 2, 4th Floor, Suite 400, 22 Church Street, HM 1189, Hamilton HMEX, Bermuda.

Each of Carsten Mortensen and Lars Pedersen are no longer executive officers of BWG.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

The funds used for the purchase of the shares of Common Stock reported herein came from the working capital of BWG.  A total of approximately $9,767,251.26, excluding commissions, was paid for the shares of Common Stock acquired since Amendment No. 1.  No borrowed funds were used to purchase the Common Stock.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)
Item 5(a), (b) and (c) of the Schedule 13D is hereby amended and supplemented as follows:

As of February 21, 2019, BWG may be deemed to beneficially own 51,572,416 shares of Common Stock, representing approximately 36.1% of the outstanding shares of Common Stock.

The foregoing beneficial ownership percentage is based on a total of 142,700,046 shares of Common Stock outstanding as of December 31, 2018, as reported in Exhibit 99.1 to Form 6-K filed by the Issuer on February 8, 2019.

(b)	BWG has sole voting power and sole dispositive power over 51,572,416 shares of Common Stock.

(c)
On January 30, 2019, BWG purchased 40,317 shares of Common Stock at a weighted-average price of $3.9999 per share of Common Stock.  The actual prices for these transactions ranged from $3.99 to $4.10, inclusive.  On February 8, 2019, BWG purchased 839,048 shares of Common Stock at a weighted-average price of $3.8982 per share of Common Stock.  The actual prices for these transactions ranged from $3.83 to $3.94, inclusive.  On February 11, 2019, BWG purchased 290,323 shares of Common Stock at a weighted-average price of $3.8797 per share of Common Stock.  The actual prices for these transactions ranged from $3.70 to $3.94, inclusive.  On February 21, 2019, BWG purchased 1,228,501 shares of Common Stock at a weighted-average price of $4.24 per share of Common Stock.  The actual prices for these transactions ranged from $4.12 to $4.27, inclusive.  These transactions were effected in the open market through a broker.  BWG undertakes to provide upon request by the Commission staff, the Issuer, or a security holder of the Issuer, full information regarding the number of shares of Common Stock purchased at each separate price within the ranges set forth in this Item 5(c) of Amendment No. 2.

In addition, on February 5, 2019, 2,551 shares of Common Stock were issued to BWG by the Issuer for no consideration, in connection with the vesting, on February 4, 2019, and settlement of a restricted share award granted under the Issuer’s 2016 Incentive Compensation Plan to BWG’s designee on the Issuer’s board of directors.

CUSIP No. Y2065G121	SCHEDULE 13D	Page 4 of 4 Pages

SIGNATURES
After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Date:  February 26, 2019

BW Group Limited
By:	/s/ Nicholas John Oxleigh Fell
	Name:	Nicholas John Oxleigh Fell
	Title:	Authorized Signatory